UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES SECOND QUARTER 2013 RESULTS

HIGHLIGHTS

•	In the second quarter of 2013 (2Q13), Embraer delivered 22 commercial and 29 executive (23 light and 6 large) jets;

•	The Company’s firm order backlog grew to US$ 17.1 billion, reaching its highest level since the third quarter of 2009, mainly as a result of significant orders in the Commercial aviation segment;

•	As a result of aircraft deliveries, coupled with revenues from the Company’s growing Defense & Security business, 2Q13 Revenues reached US$ 1,557.0 million and gross margin was 23.1% for the period;

•	EBIT and EBITDA[1] margins were 8.7% and 13.1% respectively, in 2Q13;

•	Positive operating cash generation of US$ 412.8 million in 2Q13;

•

2Q13 Net income (loss) attributable to Embraer Shareholders and Earnings (loss) per ADS basic totaled negative US$ 5.3 million and negative US$ 0.0291, respectively, primarily as a result of Deferred income taxes generated by the appreciation of the US Dollar during the period, which negatively impacted 2Q13 Net income. Therefore, 2Q13 Adjusted Net Income[2], excluding deferred income taxes, was US$ 91.8 million.

MAIN FINANCIAL INDICATORS

in millions of U.S dollars, except % and earnings per share data
	(1)	(1)	(1)	(1)
IFRS	1Q13	2Q12	2Q13	YTD13
Revenue	1,085.9	1,714.9	1,557.0	2,642.9
EBIT	39.5	197.4	135.3	174.8
EBIT Margin %	3.6%	11.5%	8.7%	6.6%
EBITDA	100.3	265.2	203.7	304.0
EBITDA Margin %	9.2%	15.5%	13.1%	11.5%
Adjusted Net Income	34.2	158.9	91.8	125.9
Net income (loss) attributable to Embraer Shareholders	30.0	54.6	(5.3)	24.6
Earnings (loss) per share - ADS basic	0.1652	0.3011	(0.0291)	0.1353
Net Cash	98.2	289.8	58.0	58.0

(1)	Derived from unaudited financial information.

[1]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 11.
[2]	Adjusted net income is a non-GAAP measure, calculated by adding Net income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangible and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ 97.1 million in 2Q13.

São José dos Campos, July 25, 2013 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2012 (2Q12), March 31, 2013 (1Q13) and June 30, 2013 (2Q13), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

Embraer delivered a total of 22 commercial and 29 executive aircraft (23 light jets and 6 large jets) in 2Q13, for an accumulated total of 39 commercial and 41 executive aircraft (31 light jets and 10 large jets) delivered during the first half of 2013 (1H13), compared to a total of 56 commercial and 33 executive aircraft (29 light jets and 4 large jets) delivered during the first half of 2012 (1H12). As a result, Revenues for 1H13 totaled US$ 2,642.9 million, compared to US$ 2,867.0 million in 1H12. Considering the performance for the first half of 2013, as well as the expected increase in Revenues during the second half of the year, as a result of the Company’s normal business cycle, we believe Embraer is on track to meet its 2013 deliveries and Revenue guidance. The mix of revenues and products of the 1H13, as well as the decrease in the number of E-Jets delivered during the period, compared to 1H12, impacted operational results. Such impacts were partially offset by the Company’s ongoing efforts to improve productivity and efficiency, coupled with the stimulus package implemented in Brazil. In this line, Embraer’s 1H13 Gross profit margin reached 22.7% compared to 23.4% in 1H12.

EBIT

2Q13 EBIT and EBIT margin were US$ 135.3 million and 8.7%, respectively. It is important to mention that a portion of the operating expenses, primarily labor in Brazil, are Real denominated and the 6.25% increase in wages at the end of 2012 impacted these expenses when compared to last year. Research expenses totaled US$ 30.2 million for 2Q13 and grew US$ 15.7 million compared to the US$ 14.5 million in 2Q12.Therefore, 1H13 Research expense totaled US$ 51.6 million. The increase in Research expense comes mainly as a result of the research activities of the E-Jets E2 program. The new program was launched on June 17, 2013, during the Paris Air Show and considering that all E2 program related expenses going forward will be accounted for under Development, the Company believes its Research investment for the year will be in line with the US$ 100 million outlook provided to the market. 2Q13 Selling expenses reached US$ 121.4 million, representing a slight increase when compared to the US$ 108.1 million in 1Q13. This increase is due mainly to the Company’s efforts to take advantage of market opportunities to generate sales, primarily in the Commercial aviation segment. Administrative expenses for 2Q13 reached US$ 53.5 million and were stable when compared to the US$ 53.3 million in 1Q13. Other operating income (expense), net totaled negative US$ 19.3 million in 2Q13, compared to an income of US$ 0.2 million in 2Q12. This expense is primarily a result of the significantly lower contractual fines charged to customers due to cancellations during the period (approximately US$ 9 million less than in 2Q12), mainly due to the lower level of executive jet cancellations. Therefore, Research and Other operating income (expense) also impacted the EBIT margin for 1H13, which reached 6.6% for the period.

NET INCOME

Net income (loss) attributable to Embraer and Earnings (loss) per ADS, for 2Q13, were negative US$ 5.3 million and negative US$ 0.0291, respectively. Net income was largely impacted by the appreciation of the US dollar against the Real during 2Q13, which appreciated approximately 10% throughout the 2Q13 and consequently increased Embraer’s non-cash deferred income taxes for the period. As mentioned in footnote 2, on page 1, under IFRS Embraer is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US dollar exchange rate over non-monetary assets (primarily Inventory, Intangible and PP&E) and such appreciation of the US dollar during 2Q13 increased the Company’s deferred taxes for the quarter, which totaled US$ 97.1 million.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position for the period decreased by US$ 40.2 million compared to 1Q13, reaching US$ 58 million. Such decrease in Net cash comes mainly as a consequence of a decrease in the Company’s Trade accounts payable, in addition to an increase in PP&E and Intangible.

		in millions of U.S.dollars
	(1)	(1)	(1)
Financial Position Data	1Q13	2Q12	2Q13
Cash and cash equivalents	1,684.3	1,685.2	1,647.4
Financial investments	876.4	760.5	634.8
Total cash position	2,560.7	2,445.7	2,282.2
Loans short-term	370.3	473.8	126.6
Loans long-term	2,092.2	1,682.1	2,097.6
Total loans position	2,462.5	2,155.9	2,224.2
Net cash*	98.2	289.8	58.0

*	Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term

(1)	Derived from unaudited financial information.

Considering the above, Net cash generated by operating activities reached US$ 412.8 million in 2Q13 and helped offset a portion of the negative Free Cash flow3 accumulated through 1H13. Year to date, the Company has a negative Free cash flow of US$ 198.7 million, which is expected to be reversed by year-end, as Inventories tend to decrease as deliveries are expected to increase thereby meeting the delivery and Revenue Guidance.

					in millions of U.S.dollars
IFRS	2Q12	3Q12	4Q12	1Q13	2Q13	YTD13
Net cash generated (used) by operating activities	190.5	109.6	520.2	(369.6)	412.8	43.2
Financial investments adjustment (1)	(34.3)	(139.8)	(81.1)	287.1	(226.6)	60.5
Additions to property, plant and equipment	(75.4)	(50.2)	(162.7)	(50.4)	(124.8)	(175.2)
Additions to intangible assets	(54.6)	(57.5)	(74.7)	(67.6)	(59.6)	(127.2)

Free cash flow	26.2	(137.9)	201.7	(200.5)	1.8	(198.7)

(1)	Financial investments and unrealized gain (losses)

Additions to PP&E totaled US$ 124.8 million in 2Q13. Total PP&E includes values related to spare parts pool programs, aircraft under lease or available for lease and CAPEX. Of the total 2Q13 PP&E, CAPEX amounted

[3]

Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It’s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 11.

to US$ 72.9 million, which coupled with the US$ 44.9 million CAPEX from 1Q13, totaled US$ 117.8 million for 1H13. Given the CAPEX investment profile for the year, the Company expects CAPEX investments to be more concentrated in the first semester, primarily due to the commencement and ramp-up of operations in the Company’s facilities in Evora, Portugal, then to decrease during the second semester, ending the year in line with the US$ 180 million outlook provided by the Company. Furthermore, as the Company continues to build up its inventory of spare parts to adjust for the growing customer demand for its spare parts Pool programs in both the executive and commercial aviation segments, the level of investments in Pool program spare parts, in 2Q13, totaled US$ 15.3 million. Consistent with the Company’s strategy, through 1H13, total Pool program spare parts investments reached US$ 19.6 million, representing a 32% reduction compared to the US$ 29.2 million invested in the same period of 2012.

During 2Q13, the Company added a total of US$ 36.6 million of aircraft available for or under lease, primarily related to certain trade-in operations in the executive and commercial aviation segments that occurred during the quarter. As part of Additions to intangible assets, the Company added a total of US$ 127.2 million in product development, mainly for the Legacy 450 & 500 programs (US$ 67.6 million and US$ 59.6 for 1Q13 and 2Q13, respectively). The following tables outline the detailed investments in PP&E and R&D for the periods indicated.

				in millions of U.S.dollars
	2Q12	3Q12	4Q12	1Q13	2Q13	YTD13
Additions	54.6	57.5	74.7	67.6	59.6	127.2
Contributions from suppliers	(0.4)	(0.2)	(0.2)	—	—	—
Development	54.2	57.3	74.5	67.6	59.6	127.2
Research	14.5	21.5	25.3	21.4	30.2	51.6
R&D	68.7	78.8	99.8	89.0	89.8	178.8

				in millions of U.S.dollars
	2Q12	3Q12	4Q12	1Q13	2Q13	YTD13
CAPEX	52.0	48.6	75.7	44.9	72.9	117.8
Additions of aircraft available for or under lease	2.3	0.5	53.4	1.2	36.6	37.8
Additions of Pool programs spare parts	21.2	1.1	33.6	4.3	15.3	19.6
PP&E	75.4	50.2	162.7	50.4	124.8	175.2

During 2Q13, the Company’s total debt decreased to US$ 2,224.2 million, compared to US$ 2,462.5 million in 1Q13. This decrease comes primarily from a reduction in Short-term loans, which reached US$ 126.6 million in 2Q13, compared to US$ 370.3 million in 1Q13. Long-term loans increased slightly by US$ 5.4 million and totaled US$ 2,097.6 million in 2Q13. Furthermore, as a consequence of the decrease in total debt, the Company’s total cash position also decreased US$ 278.5 million and totaled US$ 2,282.2 million in 2Q13.

Considering the Company’s current debt profile, the average loan maturity reached 5.4 years and is in line with the Company’s business cycle. Furthermore, the cost of Dollar denominated loans increased slightly from 6.04% to 6.05% p.a. and the cost of Real denominated loans increased from 5.27% to 5.84% p.a. The Adjusted EBITDA to financial expenses (gross) ratio increased in 2Q13, compared to 1Q13, from 6.83 to 8.37. As of 2Q13, 30% of total debt was denominated in Reals.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 2Q13, 41% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks and taking advantage of the recent depreciation of the Real, the Company entered into certain financial hedges in order to reduce its 2014 cashflow exposure.

The Company’s cashflow exposure comes as a result of the fact that approximately 10% of its net revenues are denominated in Reals and approximately 25% of its total costs are also denominated in Reals. Having more Real denominated costs than revenues generates such exposure. For 2014, approximately 60% of the Company’s Real exposure is protected if the US Dollar depreciates below R$ 2.00. For exchange rates above this level, the Company will benefit from the upside up to an average exchange rate cap of R$ 3.50.

OPERATIONAL BALANCE SHEET ACCOUNTS

		in millions of U.S.dollars
Financial Position Data	(1) 1Q13	(1) 2Q12	(1) 2Q13
Trade accounts receivable	542.9	541.7	530.1
Customer and commercial financing	96.4	117.2	74.3
Inventories	2,510.3	2,526.6	2,522.9
Property, plant and equipment	1,786.9	1,483.4	1,843.3
Intangible	1,015.5	877.1	1,046.1
Trade accounts payable	911.7	961.9	860.8
Advances from customers	1,194.9	1,009.8	1,201.4
Total shareholders’ equity	3,358.4	3,235.0	3,356.8

(1)	Derived from unaudited financial information.

As of 2Q13, Inventories remained stable compared to 1Q13, going from US$ 2,510.3 million to US$ 2,522.9 million, mainly due to Embraer’s ability to deliver certain executive aircraft during 2Q13, which were originally planned for delivery in 1Q13, while also managing the expected ramp-up in deliveries during the second semester of 2013. Furthermore, Trade accounts receivable also remained stable, totaling US$ 530.1 million. On the other hand, Trade accounts payable decreased slightly to US$ 860.8 million. Advances from customers remained stable, totaling US$ 1,201.4 million.

Intangible increased US$ 30.6 million and reached US$ 1,046.1 million at the end of 2Q13. This increase is due to investments made in aircraft program development, mainly the Legacy 450 & 500, which totaled US$ 59.6 million in 2Q13. Property, plant and equipment increased by US$ 56.4 million and reached US$ 1,843.3 million in 2Q13, primarily as a result of investments in the Company’s operations located in Brazil and Evora, Portugal, for tooling and equipment in anticipation of the commencement of industrial operations related to the Legacy 450/500 program. Customer and commercial financing decreased US$ 22.1 million and totaled US$ 74.3 million in 2Q13, mainly driven by a reduction of financing structures related to aircraft.

TOTAL BACKLOG

During 2Q13, Embraer delivered a total of 22 commercial and 29 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog increased to US$ 17.1 billion at the end of 2Q13. The following chart presents the Company’s backlog evolution through 2Q13.

SEGMENT RESULTS

2Q13 Revenues mix by segment varied when compared to 2Q12, as a result of a higher participation from the Executive Aviation, Defense & Security and Others segments, which represented 23.7%, 19.9% and 1.1% of total Revenues for the period, respectively. This increase was compensated by the lower participation in total Revenues from the Commercial aviation segment, which represented 55.3%. Consistent with the Company’s diversification strategy, the Defense & Security and Executive aviation segments continued to present growth, with revenues in each of these segments increasing 17.1% and 41.7%, respectively, from 2Q12 to 2Q13. Consequently both of these segments are expected to represent a larger portion of total Revenues in 2013 when compared to 2012, in line with the Company Guidance.

Net revenue by segment	(1) 1Q13%		(1) 2Q12%		(1) 2Q13%		(1) YTD2013%
Commercial Aviation	639.6	58.9	1,176.0	68.6	860.4	55.3	1,500.0	56.8
Defense & Security	251.7	23.2	263.8	15.4	309.1	19.9	560.8	21.2
Executive Aviation	175.3	16.1	260.9	15.2	369.6	23.7	544.9	20.6
Others	19.3	1.8	14.3	0.8	17.9	1.1	37.2	1.4

Total	1,085.9	100.0	1,715.0	100.0	1,557.0	100.0	2,642.9	100.0

(1)	Derived from unaudited financial information.

COMMERCIAL AVIATION

During 2Q13, Embraer delivered 22 commercial aircraft, as follows:

Deliveries	1Q13	2Q12	2Q13	YTD13
Commercial Aviation	17	35	22	39
EMBRAER 170	1	—	1	2
EMBRAER 175	2	8	1	3
EMBRAER 190	8	22	14	22
EMBRAER 195	6	5	6	12

The 2Q13 saw two main events, the E-Jets E2 launch and its 365 commitments, among firm orders and letters of intent (LOI) during the 50th Paris Airshow held in June 2013. SkyWest Inc., from the USA, became one of the E-Jets E2 launch customers with a firm order of 100 E175-E2 and options for additional 100 aircraft of the same model.

In addition, Embraer signed a LOI with International Lease Finance Corporation (ILFC), from the USA, for orders of 25 E190-E2s and 25 E195-E2s, plus options for another 25 E190-E2s and 25 E195-E2s, resulting in a total order that may reach 100 E-Jets E2. Embraer also signed LOIs with five undisclosed airlines for a total of 65 E-Jets E2.

Embraer signed a firm order for seven E190s with Venezuela’s Conviasa. Air Costa, from India, acquired three E-Jets, from which two are E170s leased from ECC Leasing, a fully-owned Embraer subsidiary, and signed a firm order for one E190. Japan Airlines (JAL) signed a firm order for four more E170 jets. The firm orders of Air Costa and JAL were already included in Embraer’s backlog as an “undisclosed customer.”

Still in 2Q13, Embraer also announced orders from United Airlines and SkyWest Inc. and from Austral Líneas Aéreas, from Argentina. United Airlines placed a firm order for 30 E175 jets, with options for an additional 40 aircraft of the same model, taking the firm order and options to a total of up to 70 airplanes. SkyWest Inc. signed a firm order for 40 E175 jets, and will operate the aircraft under a Capacity Purchase Agreement (CPA) with United Airlines. Another 60 firm orders are reconfirmable aircraft, which are subject to SkyWest being awarded CPA agreement contracts with major airline partners in the USA. Furthermore, the agreement includes options for another 100 E175 aircraft, taking the total order potential up to 200 E-Jets. Austral Líneas Aéreas, a company belonging to the Aerolíneas Argentina Group, also signed a firm order for two E190s with Embraer.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	193	27	220	185	8
E175	315	498	813	166	149
E190	563	204	767	473	90
E195	142	20	162	123	19
E175-E2	100	100	200	0	100
TOTAL E-JETS	1,313	849	2,162	947	366

EXECUTIVE AVIATION

The Executive aviation segment delivered 23 light jets and 6 large jets, totaling 29 aircraft in the 2Q13. The result was better when compared to 2Q12, with a significant improvement in large jets deliveries.

Deliveries	1Q13	2Q12	2Q13	YTD13
Executive Aviation	12	20	29	41
Light Jets	8	17	23	31
Large Jets	4	3	6	10

In April, the Legacy 650 was certified in Indonesia. The Directorate General of Civil Aviation issued the Type Certification for the executive jet, allowing the local charter operator Premiair to start operations. Also in April, the ultra-large Lineage 1000 reached the significant milestone of 10,000 flown hours.

In May, NetJets®, the worldwide leader in the jet fractional ownership business, received its first Phenom 300, entitled “Signature SeriesTM”. The specially outfitted light jet is the first delivery of a contract that may reach up to 125 aircraft. Still in May, Embraer demonstrated its aircraft at the 13th European Business Aviation Convention and Exhibition (EBACE). Noteworthy was the display of a Legacy 500 prototype, prompting its international debut in EBACE. In 2Q13, the Federal Aviation Administration – FAA certified the Phenom 300’s assembly facility in Melbourne, Florida. The first aircraft manufactured in that facility had already been delivered at the end of March.

In June, the first Phenom 300 was sold to the Chinese market, which will be added to Ordos General Aviation Co. fleet in 3Q13. Moreover, the 400th jet of the Phenom series was delivered. Once again, Robb Report magazine named the Phenom 100 and Phenom 300 as the “Best of the Best” for 2013, in their respective categories. This is the third consecutive year since 2011 that both Phenom 100 and Phenom 300 are so awarded. Phenom 100 had also been awarded in the 2008 and 2010 editions.

The Legacy 450 and Legacy 500 jets will be equipped with full fly-by-wire (FBW) technology, which will establish them as pioneers in their respective categories. The Legacy 500 development, with 3 prototypes in flight test, has already 45% of its test campaign completed, with more than 450 flight hours. Entry into service is scheduled for the first half of 2014. Development of the mid-light Legacy 450 is proceeding as scheduled and the assembly of its first prototype is on track for its first flight test.

In the same period, the executive jets customer support network also had significant accomplishments. In Brazil, a Phenom 300 aircraft and a team of mechanics were made available for supporting customers during the FIFA Confederations Cup. In Europe and the Middle East, the expansion of local support network was announced through many Authorized Service Centers, with new appointments in Switzerland, Germany, United Kingdom and the United Arab Emirates.

DEFENSE & SECURITY

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities, training and light attack, intelligence, surveillance and reconnaissance systems, aircraft modernization, military transportation, command and control systems and services. Embraer has also played a major role in Brazilian projects focused on border surveillance, both land and sea borders.

In April, the Company participated in the LAAD Defense & Security trade fair, in Rio de Janeiro together with other partners, where it presented a large number of integrated solutions to fulfill the needs of the Brazilian Armed Forces. During the event, the company announced that it is beginning to promote and sell the KC-390 military transport jet in the international market. During the event, the Company also signed a contract with the Brazilian Air Force (FAB) for providing logistical support and services for its fleet of 92 A-29 Super Tucano aircraft operated by FAB.

Embraer Defense & Security and the Brazilian Air Force (FAB) also signed a contract for providing aeronautical services—engineering, design, painting, modification, and reconfiguration, among others—for adapting and putting into operation 12 A-29 Super Tucano aircraft, from among those belonging to the Aeronautics Command, for use by the Aerial Demonstration Squadron, also known as the “Smoke Squadron” (“Esquadrilha da Fumaça”).

In May, Embraer Defense & Security was also present in two events: the IV International Defense Technology Exhibition & Prevention of Natural Disasters (SITDEF), held in Lima, Peru and the 11th International Defence Industry Fair (IDEF’13), in Istanbul, Turkey.

Also in May, the Tepro Consortium, which was hired to implement and integrate the Brazilian Integrated Border Monitoring System (Sistema Integrado de Monitoramento de Fronteiras - SISFRON) concluded the selection of the primary suppliers of the Electromagnetic Signal Sensor, Tactical Communications, Optronics, and Infrastructure subsystems. The Consortium is formed by Savis Tecnologia e Sistemas and Orbisat Indústria e Aerolevantamento, which are companies controlled by Embraer Defense & Security. In June 2013, Savis concluded the selection of the main suppliers for all subsystems of the Pilot Project.

With regards to Visiona Tecnologia Espacial SA, a joint venture between Embraer SA and Telecomunicações Brasileiras SA (Telebras), the Company continued its activities in the SGDC (Geostationary Defense and Strategic Communication Satellite) program as planned, advancing in the supplier selection of the satellite and the launcher. A short-list of companies for supplying the satellite was established: Mitsubishi Electric Corporation - Melco, Space Systems / Loral and Thales Alenia Space. The final decision and contract signature are expected for the third quarter of 2013.

Also in June, the General Accountability Office of the United States validated the decision of the U.S. Air Force to select the aircraft A-29 Super Tucano for the Light Air Support program (LAS - Light Air Support). The aircraft will be supplied in partnership with Sierra Nevada Corporation (SNC) as the prime contractor, and will be used to conduct advanced flight training, aerial reconnaissance, and light air support operations.

Embraer Defense & Security participated in the Paris Air Show in June and, for the first time, exhibited a Super Tucano aircraft at the world’s main aeronautical event. At the same event, Embraer and Boeing announced a partnership for sales and marketing of Embraer’s KC-390 – a multi-mission mobility and aerial refueling aircraft with advanced capabilities in the medium-sized airlift market. Boeing is the lead for KC-390 sales, sustainment and training opportunities in the U.S., UK and select Middle East markets. Embraer will manufacture the aircraft and collaborate on sales, sustainment and training.

As for the modernization programs, 16 serial production AMX jets are already at Embraer’s facilities for revitalization and modernization activities.

The Brazilian Navy´s AF-1 (A-4 Skyhawk) modernization program continues on track, with the first flight scheduled for the third quarter of 2013.

The AEW&C India program is in the campaign certification tests phase. Of the three aircraft ordered by the Indian government, there is only one left to be delivered and this will occur after the international flight test campaign and military certification in India.

SEC/DOJ INVESTIGATIONS UPDATE

We received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice, which are the responsible authorities. The investigation remains ongoing and we will continue to respond to any additional information, as circumstances warrant. We, through our outside counsel, continue to cooperate fully with the SEC and the DOJ. The Company, with the support of our outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or the government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. The Company, based upon the opinion of our outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitute for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

	in millions of U.S. dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 1Q13	(1) 2Q12	(1) 2Q13
Net Income Attributable to Embraer	273.5	70.5	214.9
Noncontrolling interest	0.2	6.8	1.5
Income tax expense	295.1	219.6	259.0
Financial income expense, net	6.3	120.5	15.0
Foreign exchange gain (loss), net	(9.0)	(14.9)	14.9
Depreciation and amortization	275.6	259.4	277.8
Adjusted EBITDA	841.7	661.9	783.1

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 1Q13	(1) 2Q12	(1) 2Q13
Total debt to Adjusted EBITDA (i)	2.93	3.26	2.84
Net cash to Adjusted EBITDA (ii)	0.12	0.44	0.07
Total debt to capitalization (iii)	0.42	0.40	0.40
LTM Adjusted EBITDA to financial expense (gross) (iv)	6.84	5.86	6.17
LTM Adjusted EBITDA (v)	841.7	661.9	783.1
LTM Interest and commissions on loans (vi)	123.1	113.0	126.8

(1)	Derived from unaudited financial information.
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

FINANCIAL STATEMENTS

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except earnings per share)

	Three months ended on (1)		Six months ended on (1)
	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013

REVENUE	1,714.9	1,557.0	2,867.0	2,642.9

Cost of sales and services	(1,310.2)	(1,197.2)	(2,196.1)	(2,042.2)

Gross profit	404.7	359.8	670.9	600.7

OPERATING INCOME (EXPENSE)
Administrative	(75.0)	(53.5)	(145.6)	(106.8)
Selling	(118.2)	(121.4)	(226.5)	(229.5)
Research	(14.5)	(30.2)	(30.5)	(51.6)
Other operating income (expense), net	0.2	(19.3)	13.8	(37.8)
Equity in gain or losses of associates	0.2	(0.1)	0.9	(0.2)

OPERATING PROFIT BEFORE FINANCIAL INCOME	197.4	135.3	283.0	174.8

Financial (expenses) income, net	—	(8.7)	(7.9)	(16.1)
Foreign exchange gain or loss, net	7.2	(16.7)	7.5	(16.2)

PROFIT BEFORE TAXES ON INCOME	204.6	109.9	282.6	142.5

Income tax (expense) income	(149.8)	(113.7)	(122.2)	(116.0)

NET (LOSS) INCOME	54.8	(3.8)	160.4	26.5

Attributable to:
Owners of Embraer	54.6	(5.3)	159.2	24.6
Noncontrolling interest	0.2	1.5	1.2	1.9

Weighted average number of shares (in thousands)

Basic	725.4	727.4	725.4	727.4
Diluted	729.3	732.7	728.5	732.4

Earnings per share

Basic	0.0753	(0.0073)	0.2195	0.0338
Diluted	0.0749	(0.0072)	0.2185	0.0336

Earnings (loss) per share - ADS basic (US$)	0.3011	(0.0291)	0.8778	0.1353

Earnings (loss) per share - ADS diluted (US$)	0.2995	(0.0289)	0.8742	0.1344

(1)	Derived from unaudited financial statements.

EMBRAER S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	Three months ended on (1)		Six months ended on (1)
	30 Jun, 2012	30 Jun, 2013	30 Jun, 2012	30 Jun, 2013
Operating activities
Net (loss) income	54.8	(3.8)	160.4	26.5
Items not affecting cash and cash equivalents
Depreciation	30.2	32.8	63.0	67.0
Amortization	37.6	35.6	67.2	62.2
Allowance (reversal) for inventory obsolescence	(3.4)	3.4	(9.3)	5.7
Inventory reserves	1.3	5.8	4.3	9.6
Deferred income tax and social contribution	104.3	97.1	58.8	101.3
Accrued interest	(2.3)	(10.8)	1.3	0.4
Equity in the losses of associates	0.1	—	(0.9)	3.3
Share-based remuneration	2.0	2.2	4.5	3.9
Foreign exchange gain (loss), net	0.3	6.9	0.5	11.7
Residual value guarantee	16.4	4.6	27.5	6.4
Other	(7.1)	6.8	(1.6)	(1.4)
Changes in assets:
Financial investments (2)	24.8	212.6	(52.9)	(84.6)
Collateralized accounts receivable and accounts receivable	(57.8)	7.0	(46.8)	(4.1)
Customer and commercial financing	(5.2)	22.0	(14.9)	35.3
Inventories	127.3	(9.4)	(230.2)	(368.4)
Other assets	(56.6)	(13.5)	(65.0)	(23.1)
Changes in liabilities:
Trade accounts payable	35.8	(57.9)	134.7	83.0
Non-recourse and recourse debt	(1.8)	0.3	(4.4)	(0.5)
Other payables	16.3	(2.0)	13.3	19.2
Contribution from suppliers	(9.3)	(6.5)	(17.3)	(12.2)
Advances from customers	(82.1)	39.0	(39.8)	232.4
Taxes and payroll charges payable	30.4	(0.2)	6.2	(44.9)
Financial guarantee	(26.8)	(32.4)	(42.8)	(153.0)
Provisions	(1.4)	13.8	24.3	31.1
Unearned income	(37.3)	59.4	21.9	36.4

Net cash generated by operating activities	190.5	412.8	62.0	43.2

Investing activities
Additions to property, plant and equipment	(75.4)	(124.8)	(115.1)	(175.2)
Proceeds from sale of property, plant and equipment	0.1	0.2	0.1	0.3
Additions to intangible assets	(54.6)	(59.6)	(119.2)	(127.2)
Bonds and securities	2.2	(14.4)	3.9	(15.3)
Restricted cash reserved for construction of assets	(1.3)	—	(1.3)	—

Net cash (used in) investing activities	(129.0)	(198.8)	(231.6)	(317.4)

Financing activities
Proceeds from borrowings	849.6	188.4	1,399.1	611.0
Repayment of borrowings	(609.3)	(342.8)	(850.0)	(380.5)
Dividends and interest on own capital	(3.3)	(32.2)	(3.3)	(46.6)
Acquisition of non controlling interest	—	—	(17.4)	—
Treasury shares	8.5	11.8	9.8	17.1

Net cash (used in) generated by financing activities	245.5	(174.8)	538.2	201.0

Effects of exchange rate changes on cash and cash equivalents	(57.7)	(76.1)	(31.3)	(76.4)
Increase (decrease) in cash and cash equivalents	249.3	(36.9)	337.3	(149.6)
Cash and cash equivalents at the beginning of the period	1,435.9	1,684.3	1,347.9	1,797.0
Cash and cash equivalents at the end of the period	1,685.2	1,647.4	1,685.2	1,647.4

(1)	Derived from unaudited financial statements.
(2)	Include Unrealized (gain) on Financial investments, 2Q12 (9.5), 2Q13 (14.0), 1H12 (28.0) and 1H13 (24.1)

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

ASSETS	(1) As of March 31, 2013	(1) As of June 30, 2013
Current assets
Cash and cash equivalents	1,684.3	1,647.4
Financial investments	876.4	634.8
Trade accounts receivable, net	532.6	526.2
Derivative financial instruments	15.9	16.4
Customer and commercial financing	13.7	10.4
Collateralized accounts receivable	11.6	11.8
Inventories	2,510.3	2,522.9
Other assets	234.9	240.3

	5,879.7	5,610.2

Non-current assets
Financial investments	50.9	50.1
Trade accounts receivable	10.3	3.9
Derivative financial instruments	23.3	18.3
Customer and commercial financing	82.7	63.9
Collateralized accounts receivable	413.8	413.8
Guarantee deposits	576.3	570.7
Deferred income tax	13.4	12.7
Other assets	277.5	261.7

Investments	0.2	0.2
Property, plant and equipment, net	1,786.9	1,843.3
Intangible assets	1,015.5	1,046.1

	4,250.8	4,284.7

TOTAL ASSETS	10,130.5	9,894.9

(1)	Derived from unaudited financial information.

EMBRAER S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

LIABILITIES	(1) As of March 31, 2013	(1) As of June 30, 2013
Current liabilities
Trade accounts payable	911.7	860.8
Loans and financing	370.3	126.6
Non-recourse and recourse debt	15.1	18.0
Other payables	294.5	282.6
Contribution from suppliers	0.9	0.9
Advances from customers	1,104.9	1,094.2
Derivative financial instruments	1.8	11.7
Taxes and payroll charges payable	49.8	39.5
Income tax and social contribution	31.2	35.7
Financial guarantee and residual value guarantee	109.4	155.2
Dividends payable	27.7	11.9
Unearned income	136.2	145.4
Provisions	105.8	95.6

	3,159.3	2,878.1

Non-current liabilities
Loans and financing	2,092.2	2,097.6
Non-recourse and recourse debt	384.4	381.7
Other payables	59.2	50.3
Advances from customers	90.0	107.2
Taxes and payroll charges payable	358.7	329.1
Deferred income tax and social contribution	21.9	119.8
Financial guarantee and residual value guarantee	356.2	282.6
Unearned income	82.7	132.8
Provisions	167.5	158.9

	3,612.8	3,660.0

TOTAL LIABILITIES	6,772.1	6,538.1

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(145.0)	(119.2)
Revenue reserves	1,986.1	1,986.6
Share-based remuneration	22.7	24.5
Retained earnings (loss)	11.6	(20.9)
Other Comprehensive Income	(49.9)	(48.4)
	3,263.5	3,260.6

Non-controlling interest	94.9	96.2

Total company’s shareholders’ equity	3,358.4	3,356.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,130.5	9,894.9

(1)	Derived from unaudited financial information.

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q13 Results on Friday, July 26, 2013 at 10:30am (SP) / 9:30 am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 71911929

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer